We Own Assets, LLC - EVwinCO 1, PS

Unaudited Financial Statements

July 30, 2019 (Inception)



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

November 20, 2019

To: Board of Managers, We Own Assets, LLC - EVwinCO 1, PS

Re: 2019 (inception) Financial Statement Review
        We Own Assets, LLC - EVwinCO 1, PS

We have reviewed the accompanying financial statements of We Own Assets, LLC - EVwinCO 1, PS (the "Company"), which comprise the balance sheet(s) as of July 30, 2019, and the related statements of income, owners' equity/deficit and cash flows for the inception one-day period of July 30, 2019, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,


IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

We Own Assets, LLC - EVwinCO 1, PS
BALANCE SHEET
As of July 30, 2019
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

ASSETS

Current assets:		
Cash and cash equivalents	$	0
Total current assets		0
Total Assets	$	0

LIABILITIES AND STOCKHOLDERS' DEFICIT

Liabilities:		
Current liabilities:		
Accrued expenses	$	75
Total liabilities		0
TOTAL LIABILITIES		75
Members Capital:		
Member Units		0
Additional paid-in capital		0
Accumulated deficit		(75)
Total Members' Capital		0
Total Liabilities and Members' Capital	$	0

We Own Assets, LLC - EVwinCO 1, PS

STATEMENT OF OPERATIONS

From Inception July 30, 2019 through July 30, 2019

See accompanying Accountant's Review Report and Notes to the Financial Statements

(Unaudited)

Revenues	$ 0
Cost of revenues	0
Gross profit (loss)	0
Operating expenses:	
General and administrative	75
Sales and marketing	0
Total operating expenses	75
Operating income	(75)
Net income	$ (75)

We Own Assets, LLC - EVwinCO 1, PS
STATEMENT OF MEMBERS' EQUITY
From Inception July 30, 2019 through July 30, 2019
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Common Units	Members' Capital	Additional Paid-in-Capital	Accumulated Deficit	Total Members' Capital
Balance as of inception (July 30, 2019)	0	$ 0	$ 0	$ 0	$ 0
Net income	0	0	0	(75)	(75)
Balance as of July 30, 2019	**0**	**$ 0**	**$ 0**	**$ (75)**	**$ (75)**


We Own Assets, LLC - EVwinCO 1, PS
STATEMENT OF CASH FLOWS
For the Period from July 30, 2019 (Inception) to July 30, 2019
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)


Cash flows from operating activities

Net income	$	(75)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Increase (decrease) in accrued expenses		75
Net cash used in operating activities		0

Cash flows from investing activities

Purchase of property and equipment	0
Net cash used in investing activities	0

Cash flows from financing activities

Receipt of proceeds from loans from founders	0
Net cash provided by financing activities	0

Net change in cash and cash equivalents	0
Cash and cash equivalents at beginning of period	0
Cash and cash equivalents at end of period	$ 0

Supplemental disclosure of cash flow information

Cash paid for interest	$	0
Cash paid for income taxes		0

We Own Assets, LLC - EVwinCO 1, PS
NOTES TO FINANCIAL STATEMENTS
As of July 30, 2019
See accompanying Accountant's Review Report
(unaudited)

NOTE 1 - NATURE OF OPERATIONS

We Own Assets, LLC - EVwinCO 1, PS (which may be referred to as the "Company," "we," "us," or "our"). The Company was formed to be the parent company of operations in the United States. The purpose of the Company is to be able to hire staff in the United States, import and sell products, enter into legal agreements with vendors, suppliers, partners, pay invoices and receive investments.

The Company incorporated on July 30, 2019 in the State of Delaware. The Company is in the process of establishing a presence in the United States. The Company did not begin operations until 2019.

Since Inception, the Company has relied on funds received from its founders to fund its operations. As of July 30, 2019, the Company had negative working capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 6). During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 7), and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, the Company may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of July 30, 2019, the Company is operating as a going concern. See Note 1 and Note 6 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of July 30, 2019, the Company had no of cash on hand.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of July 30, 2019, the Company had no outstanding accounts receivable.

Property and Equipment
Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of July 30, 2019, the Company had not acquired any fixed assets which would be capitalized in accordance with generally accepted accounting principles.

Income Taxes
The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of July 30 2019, the Company had recognized no sales.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs
The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 986-20"). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our balance sheet.

NOTE 3 – INCOME TAX PROVISION

The Company has not yet filed its income tax return for the period ended December 31, 2019, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters
Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 5 – EQUITY

Membership Interest
The Members of the Company (jointly the "Members") and their Membership Interest in the same at the time of adoption of this Agreement are as follows: Jason Lee Younker, 50 percent and Tyler Hart Younker, 50 percent.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company incorporated on July 30, 2019 and is in the process of beginning operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Notes 1 and 7) and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company plans to offer a promissory note for up to $250,000 (the "Crowdfunded Offering"). The Company is attempting to raise a minimum of $25,000 in this offering and up to $250,000 maximum (and could be extended even further to a regulatory maximum of $1,070,000).

The Crowdfunded Offering is being made through LocalStake (the "Intermediary"). The Intermediary will be entitled to receive a $50 per month in addition to 1 percent of the funds distributed.

Management's Evaluation
Management has evaluated subsequent events through November 20, 2019, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.